As filed with the Securities and Exchange Commission on September 30, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VERITAS Software Corporation

(Exact name of Registrant as specified in its charter)

Delaware	77-0507675
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

350 Ellis Street

Mountain View, California 94043
(650) 527-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary L. Bloom

Chairman of the Board, President and Chief Executive Officer
VERITAS Software Corporation
350 Ellis Street
Mountain View, California 94043
(650) 527-8000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

John F. Brigden, Esq. Senior Vice President and General Counsel VERITAS Software Corporation 350 Ellis Street Mountain View, California 94043 (650) 527-8000	William H. Hinman, Jr., Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

    Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

         If any of the securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☑

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Registered	Offering Price	Aggregate Offering Price	Registration Fee(1)

0.25% Convertible Subordinated Notes due August 1, 2013	Principal amount: $520,000,000	100%(2)	$520,000,000(2)	$42,068

Common Stock, $0.001 par value per share and associated preferred share purchase rights(3)	11,273,704 shares(4)	(5)	(5)	(5)

(1)	Calculated at the statutory rate of .0000809 of the proposed maximum aggregate offering price, which price is exclusive of accrued interest and is estimated solely for the purpose of calculating the registration fee.

(2)	Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

(3)	The preferred share purchase rights, which are attached to the shares of VERITAS common stock being registered hereunder, will be issued for no additional consideration. Accordingly, no additional registration fee is payable.

(4)	This number represents the total number of shares of common stock that are initially issuable upon conversion of the notes registered hereby at the conversion rate of 21.6802 shares per $1,000 of notes, plus an indeterminate number of additional shares of common stock that may be issued from time to time upon conversion of the notes as a result of antidilution adjustments in circumstances described in the prospectus that is part of this registration statement.

(5)	No additional consideration will be received for the common stock. Therefore, no additional registration fee is required pursuant to Rule 457(i).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2003

PROSPECTUS

$520,000,000

0.25% Convertible Subordinated Notes Due August 1, 2013

and the Common Stock Issuable upon Conversion of the Notes

          We originally issued the notes in a private placement in August 2003. This prospectus will be used by selling security holders to resell their notes and the shares of common stock issuable upon conversion of their notes.

          We will pay interest on the notes on February 1 and August 1 of each year. The first interest payment will be made on February 1, 2004. The notes will mature on August 1, 2013.

          Holders may convert their notes into shares of our common stock initially at a conversion rate of 21.6802 shares of our common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $46.13 per share (subject to adjustment in certain events), under the following circumstances: (1) the sale price of our common stock reaches specified thresholds; (2) the trading price of a note falls below a specified threshold; (3) our corporate credit rating declines below the levels described in this prospectus; (4) we call the notes for redemption; or (5) specified corporate transactions occur.

          Upon conversion, we will have the right to satisfy our conversion obligations by delivering, at our option, either shares of our common stock, cash or a combination of cash and common stock.

          On or after August 5, 2006, we have the option to redeem all or a portion of the notes at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

          On August 1, 2006 and August 1, 2008, holders may require us to repurchase all or a portion of their notes at 100% of their principal amount plus accrued and unpaid interest to, but not including, the repurchase date. You have the option to require us to repurchase any notes held by you in the event of a fundamental change at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the repurchase date. Upon a fundamental change, we may choose to pay the repurchase price in cash, shares of common stock or a combination of cash and common stock.

          The notes are subordinated to our existing and future senior indebtedness. As of June 30, 2003, we had approximately $380.8 million of indebtedness outstanding that would have constituted senior indebtedness and our subsidiaries had approximately $1,490.0 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (including trade and other payables, but excluding intercompany liabilities). Of this $1,490.0 million of subsidiary indebtedness, approximately $468.7 million represented our two prior tranches of convertible subordinated notes, which were converted into common stock or redeemed by us on or prior to August 18, 2003.

          Our common stock is quoted on The Nasdaq National Market under the symbol “VRTS.” The last reported sale price of our common stock on September 29, 2003 was $32.46 per share.

          Investing in the notes and our common stock involves risks. Please carefully consider the “Risk Factors” beginning on page 5 of this prospectus.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                               , 2003

ADDITIONAL INFORMATION
INCORPORATION BY REFERENCE
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DIVIDEND POLICY
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
SIGNATURES
EXHIBITS
EXHIBIT 5.1
EXHIBIT 12.1
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 25.1

ADDITIONAL INFORMATION	ii
INCORPORATION BY REFERENCE	ii
FORWARD-LOOKING STATEMENTS	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	5
USE OF PROCEEDS	17
RATIO OF EARNINGS TO FIXED CHARGES	17
DIVIDEND POLICY	18
DESCRIPTION OF THE NOTES	18
DESCRIPTION OF CAPITAL STOCK	34
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	38
SELLING SECURITY HOLDERS	43
PLAN OF DISTRIBUTION	48
LEGAL MATTERS	49
EXPERTS	49

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ADDITIONAL INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Reports, proxy and information statements and other information filed electronically by us with the SEC are available at the SEC’s website at http://www.sec.gov.

INCORPORATION BY REFERENCE

      The Commission allows us to “incorporate by reference” into this prospectus the information we file with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

•	our Annual Report on Form 10-K filed on March 28, 2003 for the fiscal year ended December 31, 2002, including the information incorporated by reference therein;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003 and June 30, 2003;

•	our current reports on Form 8-K filed on January 17, 2003, January 29, 2003, March 18, 2003, April 23, 2003, July 11, 2003, July 23, 2003, July 29, 2003, August 19, 2003 and August 25, 2003;

•	the description of the common stock in our Registration Statement on Form 8-A filed on June 2, 1999, as amended by Form 8-A/ A filed on June 14, 1999; and

•	the description of our Rights Agreement in our Registration Statement on Form 8-A filed on June 30, 1999.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Investor Relations

VERITAS Software Corporation
350 Ellis Street
Mountain View, California 94043
(650) 527-2508

      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus, including any information incorporated by reference, is accurate as of any date other than the date on the front of those documents.

FORWARD-LOOKING STATEMENTS

      Some of the statements contained in this prospectus, including the documents incorporated herein by reference, are forward-looking statements, including but not limited to those specifically identified as such, that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. These forward-looking statements include statements about our revenue, revenue mix, gross margin, operating expense levels, financial outlook, commitments under existing leases, research and development initiatives, sales and

ii

marketing initiatives, competition and stock repurchases. In some cases, forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may”, the negative of these terms or comparable terminology. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

      Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you are advised to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K filed with the Securities and Exchange Commission. See “Additional Information.” We provide a cautionary discussion of selected risks and uncertainties regarding an investment in the notes or the common stock issuable upon conversion of the notes under “Risk Factors” on page 5 of this prospectus. However, other factors besides those listed there could also adversely affect us.

iii

PROSPECTUS SUMMARY

      Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus before making an investment decision. When used in this prospectus, unless otherwise stated, the terms “we,” “our” and “us” refer to VERITAS Software Corporation and its subsidiaries.

VERITAS Software Corporation

      VERITAS is a leading independent supplier of storage software products and services. Storage software includes storage management, data protection and high availability software. With our recent acquisition of Precise Software Solutions Ltd., we also offer application performance management software. Today, a key competitive factor for many businesses is whether their critical data and the related software applications are protected and available without interruption 24 hours a day, seven days a week.

      Our solutions help solve the problems of today’s data-intensive business environments by providing essential storage software that enables customers to protect and access their business-critical data and keeps their applications continuously available. Our products operate across computing environments ranging from the desktop computer to the large enterprise data center to protect critical data, provide high levels of availability, reduce costs and recover from disasters, both locally and across geographically distributed information technology, or IT, facilities.

      Demand for storage software products and services is fueled by many factors including the rapid increase in the number of Internet users and the number of businesses doing business online, the continuous automation of business processes, the ever increasing quantity of data being collected, the need for data to be protected and accessible at all times, particularly in the event of a disaster, and the pressure on IT managers to reduce the costs of storage management. Our products help improve the levels of centralization, control, automation and manageability in computing environments, which allows IT managers to be significantly more effective in an environment of constrained human and financial resources. Specifically, our products offer protection against data loss and file corruption, allow rapid recovery after disk or computer system failure, enable IT managers to work efficiently with large numbers of files, and make it possible to manage data distributed on large networks of computer systems without harming productivity or interrupting users. In addition, our products provide continuous availability of data in clustered computer systems that share disk resources, which helps maintain smooth business operations. Our products are highly scalable, allowing our customers to keep up with the growth of data and technologies deployed in their businesses. In summary, our products help our customers manage their data storage in complex and diverse computing environments efficiently and cost-effectively.

      We develop and sell products for most popular operating systems, including various versions of Windows, UNIX and Linux. We also develop and sell products that support a wide variety of servers, storage devices, databases, applications and network solutions. Our customers include many leading global corporations and small and medium enterprises around the world operating in a wide variety of industries. In addition to our software products, we also provide a full range of services to assist customers in assessing, architecting and implementing their storage software solutions.

      VERITAS was incorporated in Delaware in October 1998. Our predecessor company was originally incorporated in California in 1982 and reincorporated in Delaware in 1997. Our principal offices are located at 350 Ellis Street, Mountain View, California 94043, and our telephone number at that location is (650) 527-8000. Our home page on the Internet is at www.VERITAS.com. The information contained on our website is not incorporated into this prospectus.

The Offering

Securities Offered	$520,000,000 principal amount of 0.25% Convertible Subordinated Notes due 2013.

Maturity Date	August 1, 2013.

Interest	0.25% per annum on the principal amount, payable semi-annually in arrears on February 1 and August 1 of each year, beginning February 1, 2004.

Conversion	You may surrender your notes for conversion into our common stock at the applicable conversion rate under any of the following circumstances:

(1) during any quarterly conversion period prior to August 1, 2010, if the sale price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the first day of such conversion period is more than 120% of the conversion price on the first day of the conversion period;

(2) at any time after the sale price of our common stock on any date on or after August 1, 2010, is more than 120% of the then current conversion price;

(3) during the five consecutive business day period following any five consecutive trading-day period in which the average of the trading prices for a note was less than 95% of the average of the sale price of our common stock multiplied by the then applicable conversion rate; provided, however, if on the day before the conversion date, the closing sale price of our common stock is greater than 100% of the conversion price but less than or equal to 120% of the conversion price, then holders converting their notes will receive, at our option, cash, common stock or a combination of cash and common stock with a value equal to the principal amount of the notes being converted, which will be less than the value determined based on the then applicable conversion rate;

(4) if the corporate credit rating to us by Standard & Poor’s is lower than B- (and if Moody’s has assigned a corporate credit rating to us, and Moody’s rating is lower than B3) or if such ratings are withdrawn;

(5) if we have called the notes for redemption; or

(6) upon the occurrence of specified corporate transactions described under “Description of the Notes — Conversion of Notes.”

Holders may convert their notes into shares of our common stock initially at a conversion rate of 21.6802 shares of our common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $46.13 per share.

Upon a conversion, we will have the right to deliver to holders, at our option, (1) cash, (2) shares of common stock or (3) a combination thereof. Upon any conversion of notes by a holder, it is the intention of VERITAS to elect to satisfy its conversion obligations (1) in cash, in an amount up to (and including) the principal amount of the notes, converted by each holder and (2) in shares of common stock, to satisfy the remainder, if any, of the conversion obligation of VERITAS.

Adjustment of Conversion Rate	We will adjust the conversion rate of the notes if any of the following events occurs:

(1) we issue common stock as a dividend or distribution on our common stock;

(2) we issue certain rights or warrants to all holders of our common stock;

(3) we subdivide or combine our common stock;

(4) we distribute shares of our capital stock, evidences of indebtedness or assets to holders of our common stock;

(5) we make distributions consisting of cash to all holders of our common stock; or

(6) we or one of our subsidiaries makes purchases of our common stock above a specified level pursuant to a tender offer or exchange offer for our common stock.

Subordination	The notes are subordinated to all of our existing and future senior indebtedness and are effectively subordinated to all of the indebtedness and other liabilities (including trade and other payables) of our subsidiaries. As of June 30, 2003, we had approximately $380.8 million of indebtedness outstanding that would have constituted senior indebtedness and our subsidiaries had approximately $1,490.0 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (including trade and other payables, but excluding intercompany liabilities). Of this $1,490.0 million of subsidiary indebtedness, approximately $468.7 million represented our two prior tranches of convertible subordinated notes, which were converted into common stock or redeemed by us on or prior to August 18, 2003. The indenture governing the notes does not limit the amount of indebtedness, including senior indebtedness, that we and our subsidiaries may incur. See “Description of the Notes — Subordination.”

Sinking Fund	None.

Redemption of Notes at Our Option	We will have the right to redeem the notes on or after August 5, 2006, on at least 20 and no more than 60 days’ prior notice, in whole or in part, for a cash price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. For more information about the redemption of notes at our option, see “Description of the Notes — Redemption Rights of VERITAS.”

Purchase of Notes at Your Option	Holders have the right to require us to repurchase the notes on August 1, 2006 and August 1, 2008, each of which we refer to as a “repurchase date,” at a repurchase price equal to 100% of the principal amount of notes to be repurchased, plus accrued and unpaid interest, if any, to, but not including, the repurchase date. For more information about the repurchase of notes at your option, see “Description of the Notes — Repurchase at Option of the Holder.”

Fundamental Change	If a fundamental change (as described under “Description of the Notes — Fundamental Change”) occurs prior to maturity, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date. We may choose to pay the repurchase price in cash, shares of our common stock of the surviving corporation, or a combination of cash and shares of the applicable common stock. If we elect to pay all or a portion of the repurchase price in shares of common stock, the shares of the applicable common stock will be valued at 97.5% of the average closing price of the applicable common stock for the five trading days immediately preceding the second trading day immediately preceding the repurchase date.

Use of Proceeds	All of the notes and shares of common stock are being sold by the selling security holders or their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the notes or the shares of our common stock. See “Use of Proceeds” and “Selling Security Holders.”

Registration Rights	We have agreed to:

• File with the SEC within 90 days after the original issuance of the notes; and

• use our reasonable efforts to cause to become effective within 180 days after the original issuance of the notes, a shelf registration statement, of which this prospectus forms a part, with respect to the resale of the notes and the common stock issuable upon conversion of the notes.

We have agreed to use our reasonable efforts to keep the shelf registration statement effective until the earliest of:

(1) the date when all of the registrable securities shall have been registered under the Securities Act and disposed of;

(2) the date on which all registrable securities are sold to the public pursuant to Rule 144 under the Securities Act;

(3) the date on which all registrable securities cease to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise); and

(4) the expiration of the holding period under Rule 144(k).

We will be required to pay additional interest on the notes that are registrable securities if we fail to register the notes and common stock issuable upon conversion of the notes within, and to keep available the registration statement and related prospectus for purposes of effecting registered resales of such securities for, specified time periods. However, holders of registrable securities will not have any remedy other than to receive such additional interest if we fail to meet our registration obligations under the registration rights agreement.

Nasdaq National Market Symbol for our common stock	VRTS

RISK FACTORS

      An investment in the notes and the shares of common stock offered by this prospectus involves a high degree of risk. You should consider carefully the following risk factors in addition to the remainder of this prospectus, including the information incorporated by reference, before making an investment decision. Some statements in this prospectus (including some of the following risk factors) are forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Relating to Our Company

If we experience lower-than-anticipated revenue in any particular quarter, or if we announce that we expect lower revenue or earnings than previously forecasted, the market price of our securities could decline.

      Our revenue is difficult to forecast and is likely to fluctuate from quarter to quarter due to many factors outside of our control. Any significant revenue shortfall or lowered forecasts could cause the market price of our securities to decline substantially. Factors that could affect our revenue include, but are not limited to:

•	the possibility that our customers may cancel, defer or limit purchases as a result of reduced information technology budgets or the current weak and uncertain economic and industry conditions;

•	the possibility that our customers may defer purchases of our products in anticipation of new products or product updates from us or our competitors;

•	the possibility that original equipment manufacturers will introduce, market and sell products that compete with our products;

•	the unpredictability of the timing and magnitude of our sales through direct sales channels, value-added resellers and distributors, which tend to occur later in a quarter than sales through original equipment manufacturers;

•	the timing of new product introductions by us and the market acceptance of new products, which may be delayed as a result of weak and uncertain economic and industry conditions;

•	the seasonal nature of our sales;

•	the rate of adoption and long sales cycles of storage area networks and storage resource management technology;

•	changes in our pricing and distribution terms or those of our competitors;

•	the potential impact of the Severe Acute Respiratory Syndrome, or SARS, illness upon our ability to generate revenues, particularly in the Asia-Pacific region; and

•	the possibility that our business will be adversely affected as a result of the threat of terrorism or military actions taken by the United States or its allies.

      You should not rely on the results of prior periods as an indication of our future performance. Our operating expense levels are based, in significant part, on our expectations of future revenue. If we have a shortfall in revenue in any given quarter, we may not be able to reduce our operating expenses quickly in response. Therefore, any significant shortfall in revenue could have an immediate adverse effect on our operating results for that quarter. In addition, if we fail to manage our business effectively over the long term, we may experience high operating expenses, and our operating results may be below the expectations of securities analysts or investors, which could cause the price of our common stock to decline.

Because we have historically derived over 80% of our license and service revenue from sales of our data protection, file system and volume management products, any decline in demand for these products could severely harm our ability to generate revenue.

      We derive a substantial majority of our revenue from a small number of software products, including data protection, file system and volume management products. For the three and six months ended June 30, 2003, we derived approximately 88% and 85%, respectively, of our user license fees from these core products, and a similar percentage of our service revenue from associated maintenance and technical support. As a result, we are particularly vulnerable to fluctuations in demand for these products, whether as a result of competition, product obsolescence, technological change, budget constraints or other factors. If our revenue derived from these software products were to decline significantly, our business and operating results would be adversely affected. In addition, because our software products are concentrated within the market for data storage, a decline in the demand for storage devices, storage software applications or storage capacity could result in a significant reduction in our revenue and adversely affect our business and operating results.

If we fail to manage our multiple distribution channels effectively, or if our distributors and original equipment manufacturer customers choose not to market and sell our products to their customers, our sales could decline.

      We sell our products primarily through indirect sales channels, original equipment manufacturers and direct sales channels. If we fail to manage our distribution channels successfully, our distribution channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses, as well as weaken our competitive position.

      Indirect Sales Channels. A significant portion of our revenue is derived from sales through value-added resellers and distributors that sell our products to end-users and other resellers. This channel involves a number of special risks, including:

•	our lack of control over the delivery of our products to end-users;

•	our resellers and distributors are not subject to minimum sales requirements or any obligation to market our products to their customers;

•	our resellers and distributors may terminate their relationships with us at any time; and

•	our resellers and distributors may market and distribute competing products.

      Original Equipment Manufacturers. A portion of our revenue is derived from sales through original equipment manufacturers that incorporate our products into their products. Our reliance on this channel involves many risks, including:

•	our lack of control over the shipping dates or volume of systems shipped;

•	the original equipment manufacturers are not subject to minimum sales requirements or any obligation to offer our products to their customers;

•	the original equipment manufacturers may terminate their arrangements with us at any time;

•	the development work that we must generally undertake under our agreements with original equipment manufacturers may require us to invest significant resources and incur significant costs with little or no associated revenue;

•	the time and expense required for the sales and marketing organizations of our original equipment manufacturer customers to become familiar with our products make it more difficult to introduce those products to the market; and

•	our original equipment manufacturer customers are able to develop, market and distribute their own storage products and market and distribute storage products of our competitors, which could reduce our sales.

      Direct Sales. A portion of our revenue is derived from sales by our direct sales force to end-users. This sales channel involves special risks, including:

•	longer sales cycles are associated with direct sales efforts;

•	we may have difficulty hiring, training, retaining and motivating our direct sales force; and

•	sales representatives require a substantial amount of training to become productive, and training must be updated to cover new and revised products.

We face intense competition, and our competitors may gain market share in the markets for our products, which could adversely affect the growth of our business and cause our revenues to decline.

      We have many competitors in the markets for our products. If existing or new competitors gain market share in any of these markets, we may experience a decline in revenues, which could adversely affect our business and operating results. Our competitors include the internal development groups of original equipment manufacturers. These groups develop storage management software for the storage hardware products marketed by the original equipment manufacturer. We also face competition from software vendors that offer products that directly compete with our products or bundle their software products with storage software offered by another vendor.

      Many of our original equipment manufacturer customers offer software products that compete with our products or have announced their intention to focus on developing or acquiring their own storage software products. These original equipment manufacturers may choose to offer their own products rather than offer our products to their customers or limit our access to their hardware platforms. End-user customers may prefer to purchase software and hardware that is manufactured by the same company because of perceived advantages in price, technical support, compatibility or other issues. In addition, software vendors may choose to bundle their software, such as an operating system, with their own or other vendors’ storage software. They may also limit our access to standard product interfaces for their software and inhibit our ability to develop products for their platform.

      Many of our competitors have greater financial, technical, sales, marketing and other resources than we do. Our future and existing competitors could introduce products with superior features, scalability and functionality at lower prices than our products, and could also bundle existing or new products with other more established products in order to compete with us. Our competitors could also gain market share by acquiring or forming strategic alliances with our other competitors. Finally, because new distribution methods offered by the Internet and electronic commerce have removed many of the barriers to entry historically faced by start-up companies in the software industry, we may face additional competition from these companies in the future.

If we are unable to develop new and enhanced products that achieve widespread market acceptance, we may be unable to recoup product development costs, and our earnings and revenue may decline.

      Our future success depends on our ability to address the rapidly changing needs of our customers by developing and introducing new products, product updates and services on a timely basis. We must also extend the operation of our products to new platforms and keep pace with technological developments and emerging industry standards. We intend to commit substantial resources to developing new software products and services, including software products and services for the storage area networking market and the storage resource management market. Each of these markets is new and unproven, and industry standards for these markets are evolving and changing. They also may require development of new channels. If these markets do not develop as anticipated, or demand for our products and services in these markets does not materialize or occurs more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

      We have provided standards-setting organizations and various partners with access to our standard product interfaces through our VERITAS Enabled Program. If these standards-setting organizations or our partners do not accept our standard product interfaces for use with other products, or if our partners are able to use our standard product interfaces to improve their competitive position against us, then our business and operating results could be adversely affected.

Our international sales and operations involve special risks that could increase our expenses, adversely affect our operating results and require increased time and attention of management.

      We derive a substantial portion of our revenue from customers located outside of the U.S. We have significant operations outside of the U.S., including engineering, sales, customer support and production operations, and we plan to expand our international operations. Our international operations are subject to risks, including:

•	potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

•	imposition of foreign laws and other governmental controls, including trade and employment restrictions;

•	fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce our customers’ ability to obtain financing for software products or which could make our products more expensive in those countries;

•	limitations on future growth or inability to maintain current levels of revenue from international sales if we do not invest sufficiently in our international operations;

•	difficulties in hedging foreign currency transaction exposures;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•	difficulties in staffing and managing our international operations, including difficulties related to administering our stock option plan in some foreign countries;

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;

•	seasonal reductions in business activity in the summer months in Europe and in other periods in other countries;

•	competition from local suppliers;

•	costs and delays associated with developing software in multiple languages;

•	the possible reduced level of general business activity, particularly in the Asia-Pacific region, as a result of the SARS illness; and

•	political unrest, war or terrorism, particularly in areas in which we have facilities.

      In addition, we receive significant tax benefits from sales to our non-U.S. customers. These benefits are contingent upon existing tax regulations in both the U.S. and in the countries in which our international operations are located. Future changes in domestic or international tax regulations could adversely affect our ability to continue to realize these tax benefits.

Our products may contain significant defects, which may subject us to liability for damages suffered by end users.

      Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Our end-user customers use our products in applications that are critical to their businesses, including for data backup and recovery, and may have a greater sensitivity to product defects than the market for software products generally. If a customer loses critical data as a result of an error in or failure of our software products or as a result of the customer’s misuse of our software products, the customer could suffer significant damages and seek to recover those damages from us. Although our software licenses generally contain protective provisions limiting our liability, a court could rule that these provisions are unenforceable. If a customer is successful in proving its damages and a court does not enforce our protective provisions, we could be liable for the damages suffered by our customers, which could adversely affect our operating results.

      In addition, product defects could cause delays in new product releases or product upgrades, or our products might not work in combination with other hardware or software, which could adversely affect market acceptance of our products. If our customers were dissatisfied with product functionality or performance, or if we were to experience significant delays in the release of new products or new versions of products, we could lose competitive position and revenue and our business and operating results could be adversely affected.

If we lose key personnel or fail to integrate replacement personnel successfully, our ability to manage the business effectively would be impaired.

      Our future success depends upon the continued service of our key management, technical and sales personnel. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Key personnel have left our company over the years, and we cannot assure you that there will not be additional departures. The loss of any key employee could result in significant disruptions to our operations, and the integration of replacement personnel could be time consuming, may cause additional disruptions to our operations and may be unsuccessful. We do not carry key person life insurance covering any of our personnel.

      Whether we are able to execute effectively on our business strategy will depend in large part on how well key management and other personnel perform in their positions and are integrated within our company. We have in the past and may from time to time in the future restructure parts of our organization in order to better align our organizational structure with our business model. Significant organizational restructurings can be difficult to accomplish and can adversely affect the timeliness of product releases, the successful implementation and completion of company initiatives and the results of our operations.

If we are unable to attract and retain qualified employees and manage our employee base effectively, we may be unable to develop new and enhanced products, expand our business or increase our revenue.

      Our success depends on our ability to hire and retain qualified employees and to manage our employee base effectively. If we are unable to hire and retain qualified employees, our business and operating results could be adversely affected. Conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our costs would be excessive and our business and operating results could be adversely affected. We may need to hire additional sales, technical and senior management personnel to support our business and to meet customer demand for our products and services. Competition for people with the skills that we require is intense, particularly in the San Francisco Bay area where our headquarters are located, and the high cost of living in this area makes our recruiting and compensation costs higher. In addition, stock-based compensation, such as stock options, has historically been an important incentive for employees in the software industry. If we are unable to get stockholder approval for future increases in the number of shares of common stock authorized under our stock plans or if changes in accounting rules cause us to reduce the amount of stock-based compensation awarded to employees, then it may become more difficult for us to attract and retain employees. We cannot assure you that we will be successful in hiring or retaining qualified personnel, and if we are unable to do so, our ability to manage and operate our business could be adversely affected.

We incur considerable expenses to develop products for operating systems that are owned by others and who generally are not required to cooperate with us in our development efforts. This may cause us to incur higher expenses or fail to expand our product lines and revenues.

      Many of our products operate primarily on the UNIX and Windows computer operating systems. We have also redesigned, or ported, these products to operate on the Linux operating systems for both server-based and embedded solutions. We continue to develop new products for UNIX, Windows Server and Linux. We may not accomplish our development efforts quickly or cost-effectively, and it is not clear what the relative growth rates of these operating systems will be. Our development efforts require substantial capital investment, the devotion of substantial employee resources and the cooperation of the owners of the operating systems to or for which the products are being ported or developed. If the market for a particular operating system does not develop as anticipated, or demand for our products and services in such market does not materialize or occurs more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

      In addition, for some operating systems, we must obtain from the owner of the operating system a source code license to portions of the operating system software to port some of our products to or develop products for the operating system. Operating system owners have no obligation to assist in these porting or development efforts. If they do not grant us a license or if they do not renew our license, we may not be able to expand our product line into other areas.

We derive a large amount of revenue from one of our distributors, the loss of which could cause our revenues to decline.

      We derive significant revenue from Ingram Micro, Inc., a distributor that sells our products and services through resellers. For the three and six months ended June 30, 2003, Ingram Micro accounted for 10% of our net revenue. If this distributor were to reduce purchases of our products or services, our revenues would decline unless we were able to substantially increase sales through other distributors or direct sales to customers. Our contract with Ingram Micro does not require them to purchase any specified number of software licenses from us. Accordingly, we cannot be sure that Ingram Micro will continue to market and sell our products at current levels.

Cooperating with the SEC in its investigation of our transactions with AOL Time Warner has required, and will continue to require, a large amount of management time and attention, as well as accounting and legal expense, which may reduce net income or interfere with our ability to manage our business.

      In response to subpoenas issued by the Securities and Exchange Commission in the investigation entitled In the Matter of AOL/Time Warner, we have been cooperating with the SEC’s requests for information, including information relating to transactions we entered into with AOL in September 2000 and other transactions. The investigation may continue to require significant management attention and accounting and legal resources, which could adversely affect our ability to manage our business and result in significant accounting and legal expenses. If the SEC or other governmental agency were to pursue an action against us in connection with this matter, we would be required to devote additional management attention and incur additional accounting and legal expenses, which could further adversely affect our business, results of operations and cash flows.

Following the announcement of our financial restatement, we were named as a party to several class action and derivative action lawsuits, and we may be named in additional litigation, all of which could require significant management attention and result in significant legal expenses. An unfavorable outcome in one or more of these lawsuits could have a material adverse effect on our business, financial condition, results of operations and cash flows.

      After we announced in January 2003 that we would restate financial results as a result of transactions entered into with AOL Time Warner in September 2000, numerous separate complaints purporting to be class actions were filed in federal court alleging that we and some of our officers and directors violated provisions of the Securities Exchange Act of 1934. The complaints contain varying allegations, including that we made materially false and misleading statements with respect to our 2000, 2001 and 2002 financial results included in our filings with the SEC, press releases and other public disclosures. In addition, several complaints purporting to be derivative actions have been filed in state court against some of our directors and officers. These complaints are based on the same facts and circumstances as the class actions and generally allege that the named directors and officers breached their fiduciary duties by failing to oversee adequately our financial reporting. All of the complaints generally seek an unspecified amount of damages. The cases are still in the preliminary stages, and it is not possible for us to quantify the extent of our potential liability, if any. An unfavorable outcome in any of these cases could have a material adverse effect on our business, results of operations and cash flows. In addition, the expense of defending any litigation may be costly and divert management’s attention from the day-to-day operations of our business, which would adversely affect our business, results of operations and cash flows.

Our business strategy includes possible growth through business acquisitions, which involve special risks that could increase our expenses, cause our stock price to decline and divert the time and attention of management.

      As part of our business strategy, we have in the past acquired and expect in the future to acquire other businesses, business units and technologies. We recently acquired Precise Software Solutions Ltd. and Jareva Technologies, Inc. Our acquisitions involve a number of special risks and challenges, including:

•	diversion of management’s attention from our business;

•	integration of acquired business operations and employees into our existing business, including coordination of geographically dispersed operations, which in the past has taken longer and was more complex than initially expected for some acquired companies;

•	incorporation of acquired products and business technology into our existing product lines, including consolidating technology with duplicative functionality or designed on different technological architecture;

•	loss or termination of employees, including costly litigation resulting from the termination of those employees;

•	dilution of our then-current stockholders’ percentage ownership;

•	assumption of liabilities of the acquired business, including costly litigation related to alleged liabilities of the acquired business;

•	presentation of a unified corporate image to our customers and our employees; and

•	risk of impairment charges related to potential write-down of acquired assets in future acquisitions.

      Acquisitions of businesses, business units and technologies are inherently risky and create many challenges. We may be unable to close announced acquisitions, and we cannot provide any assurance that our previous or any future acquisitions will achieve the desired objectives.

As a result of the Seagate Technology leveraged buyout and merger transaction, our subsidiary may be liable to third parties for liabilities resulting from Seagate’s operations before the transaction.

      In November 2000, Seagate Technology became our subsidiary. As part of that transaction, Suez Acquisition (Cayman) Company, or SAC, acquired the operating assets of Seagate Technology. SAC assumed and agreed to indemnify us for substantially all liabilities arising in connection with Seagate Technology’s operations prior to the transaction. However, governmental organizations or other third parties may seek recourse against our subsidiary or us for these liabilities. As a result, our subsidiary could receive claims related to a wide range of possible liabilities. The main area of potential liability for our Seagate Technology subsidiary relates to tax liabilities. Any such claim, with or without merit, could be time consuming to defend, result in costly litigation and divert management attention. Moreover, if SAC is unable or unwilling to indemnify us as agreed, we could incur unexpected costs. For example, the Internal Revenue Service is currently auditing past tax returns of Seagate Technology. We can predict neither the outcome of these audits, nor the amount of any liability we might incur arising from these audits.

Our effective tax rate may increase or fluctuate, which could increase our income tax expense and reduce net income.

      Our effective tax rate could be adversely affected by several factors, many of which are outside of our control. Our effective tax rate is directly affected by the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. We are also subject to changing tax laws, regulations and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings. In particular, we are subject to a number of tax rulings from the country of Israel related to the activities of Precise. Failure to comply with the terms and conditions of such rulings could significantly impact our effective tax rate. We do not have a history of audit activity from various taxing authorities and while we believe we are in compliance with all federal, state and international tax laws, there are various interpretations of their application that could result in additional tax assessments. Our effective tax rate is also influenced by the tax effects of purchase accounting for acquisitions and non-recurring charges, which may cause fluctuations between reporting periods. In addition, in November 2000, we acquired Seagate Technology, which has certain federal and state tax returns for various fiscal years under examination by tax authorities. We believe that adequate amounts for tax liabilities have been provided for any final assessments that may result from these examinations. The timing of the settlement of these examinations is uncertain. To the extent the settlements of these audits and the amounts reimbursed by SAC, as required by the Seagate acquisition agreement, are different from the amounts recorded, the difference will be recorded as a component of income tax expense or benefit and may significantly affect our effective tax rate for the period in which the settlements take place.

We incur or may incur significant accounting charges that, individually or in the aggregate, could reduce earnings and create net losses under generally accepted accounting principles.

      We incur or may incur significant accounting charges that, individually or in aggregate, could create losses under generally accepted accounting principles in future periods. Examples of these charges are:

•	Amortization of Developed Technology and Other Intangibles. We incur significant charges related to the amortization of developed technology and other intangibles. For the quarter ended June 30, 2003, we incurred a charge of approximately $22.8 million relating to amortization of developed technology and other intangibles and expect this charge to be approximately $6.9 million for the quarter ending September 30, 2003, including the impact of our recent acquisitions. The quarterly amortization charge could increase as a result of future business combinations or impairment of our other intangibles. While we do not expect to record other intangibles impairment charges, we cannot be sure that we will not have to record impairment in the future. As of June 30, 2003, the total net carrying amount of our other intangible assets was $88.8 million;

•	Impairment of Goodwill. We do not amortize goodwill related to business combinations, but instead we test it for impairment at least annually. While we do not expect to record goodwill impairment charges, we cannot be sure that we will not have to record impairment in the future. As of June 30, 2003, the total net carrying amount of our goodwill was $1,733.1 million;

•	Loss on Strategic Investments. In the third quarter of 2001, the second quarter of 2002 and the first quarter of 2003, we recorded losses on strategic investments. Future losses will depend on the results of our quarterly reviews to determine if there has been a decline in the fair value of our strategic investments that is other than temporary. As of June 30, 2003, the total carrying amount of our strategic investments was $5.4 million;

•	Stock-based Compensation. Because the exercise price of options granted under our stock plans are generally equal to the market value of our common stock on the date of grant, we generally recognize no compensation cost for grants under our stock option plans. The FASB has voted to require companies to record a charge to earnings for employee stock option grants, but the methodology for valuing stock options and the timing for issuance of final rules have not been finalized. Any change in practice regarding accounting for stock options could result in significant accounting charges; and

•	Restructuring Charges. We regularly perform evaluations of our operations and activities. Any decision to restructure our operations, to exit any activity or to eliminate any excess capacity could result in significant accounting charges. Restructuring charges could also result from future business combinations. As a result of an evaluation of our facilities requirements, our board of directors approved in the fourth quarter of 2002 a restructuring plan to exit and consolidate certain of our facilities located in 17 metropolitan areas worldwide. In connection with this restructuring plan, we recorded a restructuring charge of approximately $98.2 million during the fourth quarter of 2002. As of June 30, 2003, the total carrying amount of our facility restructure reserve was $91.4 million.

If our assumptions about our ability to terminate or sublet our facilities prove to be unrealistic, the total costs of our facilities restructuring may be larger than we anticipated.

      In the fourth quarter of 2002, our board of directors approved a restructuring plan to exit and consolidate some of our facilities based on our evaluation that our existing and planned facilities would exceed our near-term facilities needs due to slower than anticipated growth in the number of our employees as a result of weak and uncertain economic and industry conditions. In connection with this restructuring plan, we recorded a restructuring charge of approximately $98.2 million during the fourth quarter of 2002. Our restructuring plan includes assumptions related to our ability to enter sublease and/or lease termination arrangements regarding some of our facilities. We cannot predict if, or when, we will be able to successfully enter sublease and/or lease termination arrangements for these facilities or if the actual terms of these arrangements will be as favorable as those assumed under our restructuring plan. Should we be unable to execute our restructuring plan under terms as favorable as those assumed under the restructuring plan, we may be required to materially increase our restructuring charge in future periods. We also cannot predict if our evaluation of our needs is accurate or if weak and uncertain economic and industry conditions will continue once we begin to implement our restructuring plan. We may find that our facility requirements are greater than estimated under our plan, which could necessitate procuring facilities at rates higher and at costs in addition to facilities that have been vacated by us. In addition, we cannot assure you that our restructuring program will achieve the anticipated benefits or will be completed in accordance with the contemplated timetable.

Our debt would be expensive to repay, and any default may impair our ability to borrow or raise capital.

      In August 2003, we issued $520.0 million of the notes offered hereby. In addition, in accordance with FIN 46 we recorded indebtedness of $380.6 million as of July 1, 2003 relating to three build-to-suit lease arrangements, commonly referred to as synthetic leases, for office buildings in Mountain View, California, Roseville, Minnesota and Milpitas, California. We will need to generate substantial amounts of cash from our operations to fund interest payments and to repay the principal amount of debt when it matures or is redeemed, while at the same time funding capital expenditures and our other working capital needs. If we do not have sufficient cash to pay interest or principal on our debts as they come due, we could be in default of those debts. For example, if we do not make timely payments, our debts could be declared immediately due and payable, in which event we would be required to immediately repay the debts in their entirety. A default could result in a reduction of our credit rating and make it more difficult for us to raise capital and adversely affect the trading price of our common stock. In addition, repayment of our debts upon a default would significantly reduce the amount of cash, cash equivalents and short-term investments available for funding our research and development efforts, geographic expansion and strategic acquisitions in the future. Our outstanding debt could also increase our vulnerability to adverse economic and industry conditions by making it more difficult for us to raise capital if needed.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our revenues could be harmed.

      We rely on a combination of copyright, patent, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. We may not have the proprietary information controls and procedures in place that we need to protect our proprietary information adequately. In addition, because we license the source code for some of our products to third parties, there is a higher likelihood of misappropriation or other misuse of our intellectual property. We also license some of our products under shrink wrap license agreements that are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain or use information that we regard as proprietary.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling products.

      From time to time, we receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we believe that we may become increasingly subject to infringement claims, including patent and copyright infringement claims. We have received several trademark claims in the past and may receive more claims in the future based on the name VERITAS, which is a word commonly used in trade names throughout Europe and the western hemisphere. We have also received patent infringement claims in the past and may receive more claims in the future based on allegations that our products infringe upon patents held by third parties. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could:

•	be time consuming to defend;

•	result in costly litigation;

•	divert management’s attention from our core business;

•	require us to stop selling, to delay shipping or to redesign our product; and

•	require us to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

      In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

If we discontinue reporting financial results using non-GAAP financial measures, investors may be confused about our operating results and our stock price could decline.

      We have announced our intention to discontinue reporting non-GAAP financial measures (sometimes called “pro forma” reporting) beginning with our earnings announcement for the quarter ending September 30, 2003. Historically, we reported our financial results using both GAAP financial measures and non-GAAP financial measures, which typically excluded the impact of purchase accounting adjustments and the impact of other special items on our operating results. It is possible that, as we transition away from pro forma reporting, investors may be confused about our operating results, particularly with regard to comparisons to our operating results for prior periods. If this occurs, the market price of our common stock could decline.

Natural disasters could disrupt our business and result in loss of revenue or in higher expenses.

      We must protect our business and our network infrastructure against damage from earthquake, flood, hurricane and similar events. Many of our operations are subject to these risks, particularly our operations located in California. A natural disaster or other unanticipated problem could adversely affect our business, including both our primary data center and other internal operations and our ability to communicate with our customers or sell our products over the Internet.

Some provisions in our charter documents and our stockholder rights plan may prevent or deter an acquisition of VERITAS.

      Some of the provisions in our charter documents may deter or prevent certain corporate actions, such as a merger, tender offer or proxy contest, which could affect the market value of our securities. These provisions include:

•	our board of directors is authorized to issue preferred stock with any rights it may determine;

•	our board of directors is classified into three groups, with each group of directors to hold office for three years;

•	our stockholders are not entitled to cumulate votes for directors and may not take any action by written consent without a meeting; and

•	special meetings of our stockholders may be called only by our board of directors, by the chairman of the board or by our chief executive officer, and may not be called by our stockholders.

      We also have in place a stockholder rights plan that is designed to discourage coercive takeover offers. In general, our stockholder rights plan provides our existing stockholders (other than an existing stockholder that becomes an acquiring person) with rights to acquire shares of our common stock at 50% of its trading price if a person or entity acquires, or announces its intention to acquire, 15% or more of the outstanding shares of our common stock, unless our board of directors elects to redeem these rights.

      Our board of directors could utilize the provisions of our charter documents and stockholder rights plan to resist an offer from a third party to acquire VERITAS, including an offer to acquire our common stock at a premium to its trading price or an offer that is otherwise considered favorable by our stockholders.

Our stock price may be volatile in the future, and you could lose the value of your investment.

      The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly, and you could lose the value of your investment. The market price of our common stock may be adversely affected by a number of factors, including:

•	announcements of our quarterly operating results or those of our competitors or our original equipment manufacturer customers;

•	rumors, announcements or press articles regarding changes in our management, organization, operations or prior financial statements;

•	inquiries by the SEC, NASDAQ or regulatory bodies;

•	changes in earnings estimates by securities analysts;

•	announcements of planned acquisitions by us or by our competitors;

•	gain or loss of a significant customer;

•	announcements of new products by us, our competitors or our original equipment manufacturer customers;

•	the potential impact of the SARS illness upon our ability to generate revenues, particularly in the Asia-Pacific region; and

•	acts of terrorism, the threat of war and economic slowdowns in general.

      The stock market in general, and the market prices of stocks of other technology companies in particular, have experienced extreme price volatility, which has adversely affected and may continue to adversely affect the market price of our common stock for reasons unrelated to our business or operating results.

Risks Relating to the Offering

The notes are subordinated and we may incur additional debt, which could adversely affect the value of the notes.

      The notes are unsecured and subordinated in right of payment in full to all of our existing and future senior indebtedness. As a result, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. After retiring our senior indebtedness, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

      The notes are our exclusive obligations and our corporate structure results in substantial structural subordination of the notes. Since a substantial portion of our operations is conducted through subsidiaries, our cash flow and ability to service debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. Our subsidiaries are separate legal entities and have no obligation to make any payments on the notes or to make any funds available for payment on the notes. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

      The indenture does not prohibit or limit us from incurring senior indebtedness or incurring other indebtedness and other liabilities. As of June 30, 2003, we had approximately $380.8 million of indebtedness outstanding that would have constituted senior indebtedness, and our subsidiaries had approximately $1,490.0 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (including trade and other payables but excluding intercompany debt). Of this $1,490.0 million of subsidiary indebtedness, approximately $468.7 million represented our two prior tranches of convertible subordinated notes, which were converted into common stock or redeemed by us on or prior to August 18, 2003. We anticipate that from time to time we may incur additional senior indebtedness. We and our subsidiaries will also from time to time incur other additional indebtedness and liabilities. See “Description of the Notes — Subordination.”

We have increased our leverage as a result of the sale of the notes, and any default under the notes or our other debt may impair our ability to borrow or raise capital.

      In connection with the sale of the notes, we have incurred $520.0 million of indebtedness. In addition, as of July 1, 2003, we recorded indebtedness of approximately $380 million as a result of our adoption of FIN 46. We will need to generate substantial amounts of cash from our operations to fund interest payments and to repay the principal amount of the notes when they mature, while at the same time funding capital expenditures and our other working capital needs. In addition, if we do not make timely payments on the notes, the notes could be declared immediately due and payable, in which event we would be required to immediately repay the notes in their entirety. A default under the notes could result in a reduction of our credit rating and make it more difficult for us to raise capital and adversely affect the trading price in our common stock. In addition, repayment of the notes or our other debt upon a default would significantly reduce the amount of cash, cash equivalents and short-term investments available for funding our research and development efforts, geographic expansion and strategic acquisitions in the future. The notes, as well as our other outstanding debt, could also increase our vulnerability to adverse economic and industry conditions by making it more difficult for us to raise capital if needed.

We may not be able to repurchase the notes for cash upon a fundamental change or a repurchase date.

      Upon a fundamental change, which includes certain types of change in control transactions in which the holder of the notes does not receive, upon conversion of the notes, securities where all or substantially all of such securities are traded on a national securities exchange or the Nasdaq National Market, each holder of notes will have certain rights, at the holder’s option, to require us to repurchase all or a portion of such holder’s notes. Also, holders of notes will have the right to require us to repurchase their notes on August 1, 2006 and August 1, 2008. We may not have sufficient funds to pay the repurchase price in cash for all notes tendered by the holders on a holder repurchase date, or if a fundamental change were to occur, in connection with a fundamental change. In such case, our failure to repurchase tendered notes would constitute an event of default under the indenture and may constitute a default under the terms of other indebtedness that we may enter into from time to time. In such circumstances or if the occurrence of a fundamental change or the triggering of repurchase rights as a result of a fundamental change or a repurchase date could constitute an event of default under our senior indebtedness, the subordination provisions in the indenture would restrict or prohibit cash payments to the holders of notes. The term “fundamental change” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition, nor would the requirement that we offer to repurchase the notes upon a fundamental change necessarily protect holders of the notes if we engaged in a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the Notes — Fundamental Change” and “Repurchase at Option of the Holder”.

The conditional conversion feature of the notes could result in you receiving less than the value of the common stock into which a note is convertible.

      The notes are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

The notes may receive a lower rating than anticipated.

      The notes have been rated by Standard & Poor’s and the notes may be rated by one or more additional rating agencies. If one or more rating agencies assigns the notes a rating lower than the rating expected by investors, or reduces its rating in the future, the market price of the notes and our common stock could be adversely affected.

There is no public market for the notes.

      There is no established public trading market for the notes. Consequently, we cannot be sure that any market for the notes will develop, or if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

USE OF PROCEEDS

      All of the notes and the shares of our common stock are being sold by the selling security holders or their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the notes or the shares of our common stock. See “Selling Security Holders.”

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our deficiency of earnings to fixed charges for the periods indicated:

	Six Months
	Ended
	June 30,		Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Ratio of Earnings to Fixed Charges(1)	4.1	3.1	2.3	—	—	—	9.5

(1)	These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing (i) earnings before taxes adjusted for fixed charges by (ii) fixed charges, which includes interest expensed and capitalized, the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of debt issuance costs and discounts related to indebtedness. For our fiscal years ended December 31, 2001, 2000 and 1999, earnings were inadequate to cover fixed charges by $528.6 million, $539.0 million and $467.6 million, respectively.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings, if any, development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future.

DESCRIPTION OF THE NOTES

      We issued the notes under an indenture dated as of August 1, 2003, between us, as issuer, and U.S. Bank National Association, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement.

      The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

      As used in this “Description of the Notes” section, references to “VERITAS” “we,” “our” or “us” refer solely to VERITAS Software Corporation and not to our subsidiaries.

General

      The notes are subordinated to all existing and future senior indebtedness as described under “Subordination.” The notes are convertible into our common stock as described under “Conversion of Notes.”

      The notes are limited to $520,000,000 aggregate principal amount. The notes are issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on August 1, 2013 unless earlier converted, redeemed by us or repurchased at your option upon a repurchase date or a fundamental change.

      Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

      You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “Repurchase at Option of the Holder.”

      We will pay interest at the rate of 0.25% per annum on February 1 and August 1 of each year, beginning February 1, 2004, to record holders at the close of business on the preceding January 15 and July 15 as the case may be; provided, however, in case you convert any of your notes into common stock during the period after any record date but prior to the next interest payment date (except for notes or portions of notes called for redemption on a redemption date occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), such note must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See “Conversion of Notes.”

      We will maintain an office or agency in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. We may pay interest either:

•	by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $10 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

      However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion of Notes

      Subject to the satisfaction of one or more of the conditions to convertibility of the notes set forth below, you may convert your notes, in whole or in part, into common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes. If you have submitted your notes for repurchase on a repurchase date or upon a fundamental change, you may convert your notes only if you withdraw your repurchase election in accordance with the indenture. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes are converted after a record date for any interest payment date and prior to the next interest payment date (except for notes or portions of notes called for redemption on a redemption date occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default in the payment of interest exists at the time of conversion.

      The initial conversion rate for the notes is 21.6802 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to such fraction multiplied by the closing price of the common stock on the trading day prior to the conversion date. We may also choose to deliver cash in lieu of shares of our common stock upon conversion, or a combination of shares of our common stock and cash, as described below under “Payment Upon Conversion”.

      To convert interests in a global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a definitive note into common stock, you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

      The date you comply with these requirements is the conversion date under the indenture.

      Holders may surrender their notes for conversion into our common stock at the applicable conversion price prior to the stated maturity of the notes under any of the following circumstances:

•	during any conversion period (as defined below) prior to August 1, 2010, if the sale price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the first day of such conversion period is more than 120% of the conversion price on the first day of the conversion period;

•	at any time after the sale price of our common stock on any date on or after August 1, 2010, is more than 120% of the then current conversion price;

•	during the five consecutive business day period following any five consecutive trading-day period in which the average of the trading prices for a note was less than 95% of the average of the sale price of our common stock multiplied by the then applicable conversion rate; provided, however, if on the day before the conversion date, the closing sale price of our common stock is greater than 100% of the conversion price but less than or equal to 120% of the conversion price, then holders converting their notes will receive, in lieu of common stock based on the then applicable conversion rate, at our option, cash, common stock or a combination of cash and common stock with a value equal to the principal amount of the notes being converted, which will be less than the value determined based on the then applicable conversion rate;

•	if the corporate credit rating assigned to us by Standard & Poor’s is lower than B- (and if Moody’s has assigned a corporate credit rating to us, and Moody’s rating is lower than B3) or both such ratings are withdrawn;

•	if we have called such holders’ notes for redemption; or

•	upon the occurrence of specified corporate transactions discussed below.

Conversion Upon Satisfaction of Sale Price of Common Stock Condition

      A holder may surrender any of its notes for conversion into our common stock during any conversion period prior to August 1, 2010, if the sale price of our common stock, for at least 20 trading days in the period of 30 consecutive trading days ending on the first day of such conversion period, is more than 120% of the conversion price on the first day of such conversion period.

      A holder may also surrender any of its notes for conversion into our common stock at any time after the sale price of our common stock on any date on or after August 1, 2010 through the business day immediately prior to the maturity of the notes is more than 120% of the then current conversion price.

      A “conversion period” will be the period from and including the eleventh trading day in a fiscal quarter up to but not including the eleventh trading day of the following fiscal quarter.

      The “sale price” of our common stock on any date means the last reported per share sale price (or, if no last sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal U.S. securities exchange on which our common stock then is listed, or if our common stock is not listed on a U.S. national or regional exchange, as reported on the National Association of Securities Dealers Automated Quotation System, or if our common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, as reported on the principal other market on which our common stock is then traded. In the absence of such quotations, our board of directors will make a good faith determination of the sale price.

      The conversion agent, which initially will be the trustee, will, on our behalf, determine daily if the notes are convertible as a result of the sale price of our common stock and notify us and the trustee.

Conversion Upon Satisfaction of Trading Price of Notes Condition

      A holder may surrender any of its notes for conversion into our common stock during the five consecutive business day period following any 5 consecutive trading-day period in which the average of the trading prices for a note was less than 95% of the average sale price of our common stock during such 5 trading-day period multiplied by the applicable conversion rate; provided, however, if, on the day before the conversion date, the closing sale price of our common stock is greater than 100% of the conversion price but less than or equal to 120% of the conversion price, then holders surrendering notes for conversion will receive, in lieu of common stock based on the then applicable conversion rate, at our option, cash, common stock or a combination of cash and common stock with a value equal to the principal amount of the notes being converted.

      The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include any of the initial purchasers of the notes, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be deemed to be less than 95% of (a) the applicable conversion rate of the notes multiplied by (b) the sale price of our common stock on such determination date.

      U.S. Bank National Association, as trustee, will determine the trading price after being requested to do so by us. We will have no obligation to make that request unless a holder of notes provides us with reasonable evidence that the trading price of the notes may be less than 95% of the average sale price of our common stock multiplied by the applicable conversion rate for the applicable period. If a holder provides such evidence, we will instruct the trustee to determine the trading price of the notes for the applicable period.

Conversion Upon Corporate Credit Ratings Event

      You may convert the notes into our common stock during any period in which the corporate credit rating assigned to us by Standard & Poor’s is lower than B- or is withdrawn, provided that if Moody’s has assigned a corporate credit rating to us, then you may only convert the notes into common stock at such time as both (i) our corporate credit rating from Standard & Poor’s either is lower than B- or is withdrawn and (ii) our corporate credit rating from Moody’s either is lower than B3 or is withdrawn.

Conversion Upon Notice of Redemption

      A holder may surrender for conversion any of the notes called for redemption at any time prior to the close of business one business day prior to the redemption date, even if the notes are not otherwise convertible at such time. If a holder has already submitted a note for repurchase on a repurchase date or upon a fundamental change, however, such holder may not surrender that note for conversion until such holder has withdrawn its repurchase election in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

      Even if none of the conditions described above has occurred, if we elect to:

•	distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase shares of our common stock at less than the sale price of our common stock on the trading day immediately preceding the declaration date for such distribution, or

•	distribute to all or substantially all holders of our common stock assets, debt securities or capital stock, which distribution has a per share value as determined by our board of directors exceeding 5.0% of the sale price of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given that notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. No adjustment to the ability of a holder to convert will be made if the holder will otherwise participate in the distribution without conversion.

      In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert the notes into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its notes immediately prior to the transaction. If the transaction also constitutes a “Fundamental Change,” as defined below, the holder can require us to purchase all or a portion of its notes as described under “— Fundamental Change.”

Conversion Rate Adjustments

      We will adjust the conversion rate if any of the following events occurs:

(1) we issue common stock as a dividend or distribution on our common stock;

(2) we issue to all holders of common stock certain rights or warrants to purchase our common stock, which rights or warrants are exercisable for not more than 60 days, at less than the sale price of our common stock on the business day immediately preceding the time of announcement of such issuance;

(3) we subdivide or combine our common stock;

(4) we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities, but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	cash distributions listed in (5) below;

(5) we make distributions consisting of cash to all holders of our common stock; or

(6) we or one of our subsidiaries make purchases of our common stock pursuant to a tender offer or exchange offer for our common stock to the extent such purchases involve an aggregate consideration that, together with any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the tender offer for which no adjustment has been made, exceeds 5% of our market capitalization on the expiration of the tender offer.

      We will not make any adjustment if holders of notes participate in the transactions described above. In the case of adjustments resulting from the issuance to holders of our common stock of dividends, distributions, certain rights or warrants, capital stock, or evidences of indebtedness, assets or cash as described above, we will adjust the conversion rate of the notes by multiplying the previous conversion rate by a fraction, the numerator of which will be the average price of our common stock during the 10 trading days prior to the relevant determination date for such issuance, and the denominator of which will be the average price of our common stock during the 10 trading days prior to the relevant determination date for such issuance less the per-share value of the cash or securities issued. We will agree in the indenture to maintain, at all times, sufficient authorized but unissued capital stock underlying the notes, including any adjustments to the conversion rate pursuant to (1) through (6) above.

      To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, and no adjustments to the conversion price will be made.

      In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

      You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain United States Federal Income Tax Consequences.”

      We may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days’ notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Certain United States Federal Income Tax Consequences.”

      Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Payment Upon Conversion

      Upon conversion, we may choose to deliver shares of our common stock, cash in lieu of shares of our common stock, or a combination thereof, as described below.

Conversion On or Prior to the Final Notice Date

      In the event that we receive your notice of conversion on or prior to the date that is 20 days prior to maturity (the “final notice date”), if we choose to satisfy all or any portion of our obligation (the “conversion obligation”) in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion (the “cash settlement notice period”). If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period (the “conversion retraction period”). No such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the business day following the final day of the 10 trading day period beginning on the day after the final day of the conversion retraction period (the “cash settlement averaging period”), unless we elect to deliver upon conversion only shares of our common stock, in which case settlement in shares will occur as promptly as practicable after the expiration of the cash settlement notice period. Settlement amounts will be computed as follows:

•	If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares equal to (i) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (ii) the conversion rate. In addition, we will pay cash for all fractional shares of common stock as described above.

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

•	a number equal to (i) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (ii) the conversion rate, and

•	the average sale price of our common stock during the cash settlement averaging period.

•	If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you such cash amount (the “cash amount”) and we will satisfy the balance of the conversion obligation by delivering shares of our common stock based on an average of the sale price during the cash settlement averaging period. In addition, we will pay cash for all fractional shares of common stock as described above. Because, in this case, the number of shares of our common stock that we deliver on conversion will be calculated over a 10 trading day period, holders of notes bear the market risk that our common stock will decline in value between each day of the cash settlement averaging period and the day we deliver the shares of common stock upon conversion.

Conversion After the Final Notice Date

      With respect to conversion notices that we receive after the final notice date, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. Instead, at any time on or before the final notice date, if we choose to satisfy all or any portion of the conversion obligation with respect to conversions after the final notice date in cash, we will send a single notice to the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount). In the event that we receive your notice of conversion after the final notice date, settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “— Conversion on or Prior to the Final Notice Date” except that the “cash settlement averaging period” shall be the 10 trading day period beginning on the trading day after receipt of your notice of conversion. If your conversion notice is received after the final notice date, you will not be allowed to retract the conversion notice. Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period, unless we elect to deliver upon conversion only shares of our common stock, in which case settlement in shares will occur as promptly as practicable after the second business day following receipt of your notice of conversion.

Intention of VERITAS upon Conversions

      Upon any conversion of notes by a holder (including a conversion after we have called the notes for redemption), it is the intention of VERITAS to elect to satisfy its conversion obligations (1) in cash, in an amount up to (and including) the principal amount of the notes converted by each holder and (2) in shares of common stock, to satisfy the remainder, if any, of the conversion obligation of VERITAS.

Redemption Rights of VERITAS

      We will have the right to redeem the notes on or after August 5, 2006 on at least 20 and no more than 60 days’ prior notice, in whole or in part, for a cash price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but not including, the redemption date.

      If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of a holders’ notes are selected for partial redemption and a holder converts a portion of its notes, the converted portion will be deemed to be part of the portion selected for redemption.

      No sinking fund is provided for the notes.

Repurchase at Option of the Holder

      Holders have the right to require us to repurchase the notes on August 1, 2006 and August 1, 2008, each of which we refer to as a “repurchase date,” at a cash repurchase price equal to 100% of the principal amount of notes to be repurchased, plus accrued and unpaid interest, if any, to, but not including, the repurchase date. We will be required to repurchase any outstanding notes for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant repurchase date until the close of business on the last business day prior to the repurchase date. If the repurchase notice is given and withdrawn during the period, we will not be obligated to repurchase the related notes. Our repurchase obligation will be subject to additional conditions.

      We are required to give notice at least 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below.

      A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

•	the principal amount of notes being withdrawn;

•	if certificated, the certificate numbers of the notes being withdrawn; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.

      If notes are not in certificated form, your withdrawal notice must comply with appropriate DTC procedures.

      In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

      Our obligation to pay the purchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the purchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

      If the paying agent holds money sufficient to pay the purchase price of the notes for which a repurchase notice has been given on the business day immediately following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest and additional interest, if any, on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the notes.

      Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk Factors — We may not be able to repurchase the notes for cash upon a fundamental change or a repurchase date.”

Fundamental Change

      If a fundamental change of VERITAS occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be subject to repurchase in integral multiples of $1,000 principal amount.

      We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

      Instead of paying the purchase price in cash, we may elect to pay all or a portion of the purchase price in shares of our common stock or, in the case of a merger in which we are not the surviving corporation, common stock, ordinary shares or American Depositary Shares of the surviving corporation or its direct or indirect parent corporation or a combination of the applicable securities and cash, at our option. The number of shares of the applicable common stock or securities a holder will receive will equal the relevant amount of the purchase price divided by 97.5% of the average of the closing prices of the applicable common stock or securities for the five trading days immediately preceding the second business day immediately preceding the repurchase date. However, we may not pay any portion of the purchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions prior to the purchase date as provided in the indenture, including:

•	registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•	qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•	listing of the applicable common stock or securities on a U.S. national securities exchange or quotation thereof on an inter-dealer quotation system of any registered U.S. national securities association.

      We will mail to all record holders a notice of a fundamental change of our company within 30 days after it has occurred, which notice shall include notification of whether the purchase price will be paid in cash, the applicable common stock or securities, or a combination thereof. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to submit your notes for repurchase, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer.

      A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, sale of all or substantially all of our assets or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all shares of common stock or American Depositary Shares that:

•	are listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	are approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

      However, notwithstanding the foregoing, a holder will not have the right to require us to repurchase its notes if the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change equals or exceeds 105% of the effective conversion price of the notes in effect on each of those five trading days.

      We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

      These fundamental change repurchase rights could discourage a potential acquiror of VERITAS. However, this fundamental change repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of VERITAS by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

      We may be unable to repurchase the notes for cash in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Our existing financing arrangements, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes for cash upon a fundamental change or may provide that a fundamental change constitutes an event of default under any such agreement. If a fundamental change occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes for cash. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. If we choose to repurchase the notes for stock, that issuance could be dilutive to our stockholders and could adversely affect the value of the notes.

Subordination

      The indebtedness evidenced by the notes is subordinated to the extent provided in the indenture to the prior payment in full in cash of all senior indebtedness.

      Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, payments on the notes will be subordinated in right of payment to the prior payment in full in cash of all senior indebtedness.

      In the event of any acceleration of the notes because of an event of default, holders of any senior indebtedness would be entitled to payment in full in cash of all senior indebtedness before the holders of subordinated debt securities, such as the notes, are entitled to receive any payment or distribution.

      We are required to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

      We may not make payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any senior indebtedness occurs and is continuing beyond any grace period; or

•	any other default occurs and is continuing with respect to designated senior indebtedness that permits holders or their representatives of designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from us or another person permitted to give the notice under the indenture.

      We are required to resume payments on the notes:

•	in case of a payment default, the date on which the default is cured or waived or ceases to exist; and

•	in case of a nonpayment default, the date on which the default is cured or waived or ceases to exist or 179 days after the receipt of the payment blockage notice.

      No new payment blockage period may start unless 365 days have elapsed from the effectiveness of the prior payment blockage notice.

      No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

      As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors.

      The subordination provisions will not prevent the occurrence of any event of default under the indenture.

      If the trustee, any paying agent or any holder receives any payment or distribution of assets in contravention of these subordination provisions before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the holders of senior indebtedness to the extent necessary to make payment in full in cash of all unpaid senior indebtedness.

      The notes are obligations exclusively of VERITAS. Since a substantial portion of our operations are conducted through subsidiaries, our cash flow and our ability to service debt, including the notes, are dependent in part upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to us. The payment of dividends and the making of loans and advances by our subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) and will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

      As of June 30, 2003, we had approximately $380.8 million of indebtedness outstanding that would have constituted senior indebtedness, and our subsidiaries had approximately $1,490.0 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (including trade and other payables, but excluding intercompany liabilities). Of this $1,490.0 million of subsidiary indebtedness, approximately $468.7 million represents our two prior tranches of convertible subordinated notes, which were converted into common stock or redeemed by us on or prior to August 18, 2003.

      The indenture does not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee.

      “Designated senior indebtedness” means (i) any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness) and (ii) our obligations in connection with our synthetic lease arrangements that constitute “indebtedness” under clause 4 of the definition of “indebtedness” set forth below.

      “Indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of VERITAS or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with U.S. generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

(7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

      “Senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of VERITAS whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by VERITAS, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. However, senior indebtedness shall not include:

•	indebtedness evidenced by the notes;

•	indebtedness to any of our subsidiaries, except it if is pledged as security for any senior indebtedness;

•	our accounts payable to trade creditors arising in the ordinary course of business; and

•	any indebtedness that expressly provides that it shall not be senior in right of payment to, or on the same basis with, or is subordinated to or junior to, the notes.

Merger and Sale of Assets by VERITAS

      The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor entity assumes all of our obligations under the notes and the indenture; and

•	we or the successor entity will not be in default under the indenture immediately after the transaction.

      When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

      The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon repurchase or otherwise on the notes;

•	we fail to pay any interest or additional interest, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to give you the required notice of your right to require us to purchase your notes upon a fundamental change;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

•	certain events involving our bankruptcy, insolvency or reorganization.

      The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, if any, interest or additional interest, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

      If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and additional interest, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency, the principal, premium, if any, and accrued interest and additional interest, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or additional interest, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

      Payments of principal, premium, if any, accrued interest and additional interest, if any, that are not made will accrue interest at 1.0% per annum from the required payment date.

      The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

      No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

      The consent of the holders of majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would, among other things:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest of any note;

•	reduce the principal amount of any note;

•	adversely change our obligation to repurchase any note upon a fundamental change;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	modify the subordination provisions of any note in a manner materially adverse to the holders;

•	impair the right of a holder to convert any note;

•	reduce the quorum requirements under the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

      We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

      The notes were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

     Global Notes, Book-Entry Form

      We initially issued the notes in the form of one or more global notes. We deposited the global note or notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      Holders may hold their interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in a global note to such persons may be limited. Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

      We will pay interest on and the repurchase price of a global note to Cede & Co. as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

      Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in a global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Registration Rights of the Noteholders

      We entered into a registration rights agreement with the initial purchasers of the notes for the benefit of the holders of the notes. Pursuant to the agreement, we have agreed to, at our expense:

•	file with the SEC not later than the date 90 days after the earliest date of original issuance of any of the notes, the shelf registration statement of which this prospectus forms a part;

•	use our reasonable efforts to cause such shelf registration statement to become effective no later than 180 days after the earliest date of original issuance of any of the notes; and

•	use our reasonable efforts to keep the registration statement effective until the earliest of:

(1) the date when all of the registrable securities shall have been registered under the Securities Act and disposed of;

(2) the date on which all registrable securities are sold to the public pursuant to Rule 144 under the Securities Act;

(3) the date on which all registrable securities cease to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise); and

(4) the expiration of the holding period under Rule 144(k).

      When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

(1) the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

(2) the expiration of the holding period under Rule 144(k) under the Securities Act; and

(3) the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force.

      Each holder who sells securities pursuant to the shelf registration statement of which this prospectus forms a part generally will be:

•	required to be named as a selling holder in a related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

Each holder must notify us not later than five business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days.

      We shall have the right to suspend the effectiveness of the shelf registration statement for up to 45 consecutive days in any 90-day period, and for up to a total of 120 days in any 365-day period, without being required to pay additional interest. However, if our suspension relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the foregoing suspension period from 45 days to 75 days. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of such a suspension.

      Upon the initial sale pursuant to the shelf registration statement of notes or common stock issued upon conversion of the notes, each selling holder will be required to deliver a notice of such sale to the trustee and us. The notice will, among other things:

•	identify the sale as a transfer pursuant to the shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•	certify that the selling holder and the aggregate principal amount of notes or number of shares, as the case may be, owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

If,

•	the shelf registration statement has not been filed prior to or on the 90th day following the earliest date of original issuance of any of the notes; or

•	the shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the notes (the “effectiveness target date”); or

•	at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable (other than during a permitted suspension period described above) (each, a “registration default”); then additional interest will accrue on the notes that are registrable securities from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional interest will be paid semiannually in arrears, with the first semiannual payment due on each February 1 and August 1, and will accrue at a rate per year equal to:

•	0.25% of the principal amount of a note to and including the 90th day following such registration default; and

•	0.50% of the principal amount of a note from and after the 91st day following such registration default.

      In no event will additional interest accrue at a rate per year exceeding 0.50%. No additional interest shall be payable on any notes that have been converted into shares of our common stock. A holder will not be entitled to additional interest unless it has provided all information requested by the selling security holder notice and questionnaire prior to the deadline. Holders will not have any remedy other than to receive such additional interest in the event of a registration default.

Information Concerning the Trustee

      We have appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

      The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.001 per share, 10,000,000 shares of preferred stock, par value $0.001 per share and one special voting share, par value $1.00 per share.

Common Stock

      As of August 31, 2003, there were 454,174,658 shares of our common stock outstanding. Each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends subject to preferences that may be applicable to the holders of preferred stock. Upon liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of liabilities, subject to prior distribution rights of preferred stock. The holders of common stock have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock.

VERITAS Shareholder Rights Plan

      The VERITAS board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock. The dividend was paid to stockholders of record on June 25, 1999. In addition, one right is issued with each share of common stock issued by VERITAS between the record date and the earliest of the distribution date described below, the date the rights are redeemed or the date the rights expire. After the distribution date, VERITAS will issue one right with each common share issued upon the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities that were outstanding before the distribution date, until the date the rights are either redeemed or expire. Each right entitles the registered holder to purchase one one-hundredth of a share of Series A junior participating preferred stock at a price of $122.22 per one one-hundredth of a preferred share, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between VERITAS and Mellon Investor Services LLC, as rights agent. The terms of the rights agreement are complex and not easily summarized. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read the VERITAS rights agreement, which is incorporated by reference into this prospectus in its entirety.

      Exercisability and duration of rights. The rights are not exercisable until the distribution date described below. The rights will expire on June 16, 2009, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged, in each case, as described below.

      Evidence and transfer of rights. The rights will be evidenced, with respect to any of the common stock share certificates outstanding as of the record date, by the common stock share certificates with a copy of the summary of rights distributed to stockholders of record on June 25, 1999 attached. Common stock share certificates issued after the record date will contain a notation incorporating the rights agreement by reference, until the distribution date or earlier redemption or expiration of the rights. Until the distribution date, the rights can be transferred only with VERITAS common stock and the transfer of any VERITAS common stock certificates will constitute the transfer of the rights associated with the common stock, even without notation or a copy of the summary of rights. After the distribution date, separate certificates representing the rights will be mailed to record holders of VERITAS common stock on the distribution date and the separate certificates alone will evidence the rights.

      Triggering of rights. The rights become exercisable after the lapse of either:

•	10 days following a public announcement or disclosure that a person or group of affiliated or associated persons, or an acquiring person, has acquired beneficial ownership of 15% or more of the outstanding shares of VERITAS common stock; or

•	10 business days, or a later date as may be determined by the board prior to the time a person or group becomes an acquiring person, following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person.

      The earlier of those dates is called the distribution date. No person or group will be an acquiring person if the board determines in good faith that the person or group who would otherwise be an acquiring person has become one inadvertently, and that person or group promptly takes the actions necessary so that it would no longer be considered an acquiring person.

      Adjustments for stock splits or other transactions. The purchase price payable and the number of preferred shares or other securities or property issuable upon exercise of the rights will be adjusted from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of the preferred shares;

•	upon the grant to holders of the preferred shares of certain rights or warrants to subscribe for or purchase preferred shares at a price, or securities convertible into preferred shares with a conversion price, less than the then current market price of the preferred shares;

•	upon the distribution to holders of the preferred shares of evidences of indebtedness or assets excluding regular periodic cash dividends, if any, or dividends payable in preferred shares or of subscription rights or warrants other than those referred to above;

•	in the event of a stock dividend on VERITAS common stock payable in shares of common stock prior to the distribution date; or

•	subdivisions, consolidations or combinations of the shares of common stock occurring, prior to the distribution date.

      Terms of preferred shares. The preferred shares will have the terms described under “— Preferred stock” below.

      Because of the nature of the preferred shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock.

      Holders of rights could purchase shares of common stock at a discount. If any person or group becomes an acquiring person, each holder of a right, other than the acquiring person, will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right unless the event causing the person or group to become an acquiring person is a merger, acquisition or other business combination described in the next paragraph. If VERITAS does not have a sufficient amount of authorized common stock to satisfy the obligation to issue shares of common stock, VERITAS must deliver upon payment of the exercise price of a right an amount of cash or other securities equivalent in value to the shares of common stock issuable upon exercise of a right.

      In the event that any person or group becomes an acquiring person and (1) VERITAS merges into or engage in certain other business combination transactions with an acquiring person, or (2) 50% or more of VERITAS’ consolidated assets or earning power are sold to an acquiring person, each holder of a right, other than the acquiring person, will have the right to receive that number of shares of common stock of the acquiring company which will have a market value of two times the exercise price of the right.

      At any time after any person becomes an acquiring person and prior to that person or group acquiring 50% or more of the outstanding shares of common stock, the VERITAS board may exchange the rights, other than rights owned by the acquiring person, at an exchange ratio of one share of common stock, or one one-hundredth of a preferred share per right.

      Adjustments to the purchase price. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional preferred shares will be issued. However, fractions which are integral multiples of one one-hundredth of a preferred share may, at VERITAS’ election, be evidenced by depositary receipts. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

      The VERITAS board may redeem the rights. At any time prior to such time as a person or group becomes an acquiring person, the VERITAS board of directors may redeem all, but not some, of the rights at a price of $0.0002 per right. The redemption of the rights may be made effective at the time, on the basis and with any conditions as the VERITAS board of directors in its sole discretion may establish. After the period for redemption of the rights has expired, the VERITAS board may not amend the rights agreement to extend the period for redemption of the rights. The right to exercise the rights terminates immediately when they are redeemed and the only right of the holders of rights after that time will be to receive the redemption price.

      The VERITAS board may amend the rights. The terms of the rights may be amended by a resolution of the VERITAS board of directors without the consent of the holders of the rights. However, from and after such time as any person or group becomes an acquiring person, no amendment may adversely affect the interests of the holders of the rights other than an acquiring person.

      Holders of unexercised rights do not have privileges of a stockholder. Until a right is exercised, the holder will have no rights as a stockholder of VERITAS, including, without limitation, the right to vote or to receive dividends.

      Reasons for stockholder rights plan. The rights in the stockholder rights plan are designed to protect and maximize the value of the outstanding equity interests in VERITAS in the event of an unsolicited attempt by an acquirer to take over VERITAS, in a manner or on terms not approved by the VERITAS board of directors. Takeover attempts frequently include coercive tactics to deprive a company’s board of directors and its stockholders of any real opportunity to determine the destiny of the company. The rights are designed to deter these types of coercive tactics, which, include a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. The rights are not intended to prevent a takeover of VERITAS and will not do so. Rather, they are intended to provide the protections of the VERITAS stockholders rights plan. Because the rights may be redeemed by VERITAS, they should not interfere with any merger or business combination approved by the board of directors.

Preferred Stock

      The VERITAS board is authorized, subject to any limitations prescribed by the Delaware General Corporation Law to issue up to 10,000,000 shares of preferred stock. This preferred stock may be issued in one or more series and the VERITAS board may determine the number of shares to be included in each series. The VERITAS board may fix the powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions on any series of preferred stock. The VERITAS board may also increase or decrease the number of shares of any series but not below the number of shares of such series then outstanding. All of these actions may be taken without vote or action by the stockholders. Of these shares, 2,000,000 shares are designated as the Series A junior participating preferred shares that are reserved for issuance under the rights plan. The rights of the Series A junior participating preferred shares are described below.

      Terms of preferred shares subject to the stockholder rights plan.

•	Dividends. Each preferred share will be entitled to a quarterly dividend payment of 100 times the dividend declared per share of common stock.

•	Voting. Each preferred share will have 100 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock.

•	Liquidation or dissolution. In the event of liquidation, each preferred share will be entitled to a $1.00 preference, and after the holders of the preferred shares will be entitled to an aggregate payment of 100 times the aggregate payment made per share of common stock.

•	Redemption. The preferred shares purchasable upon exercise of the rights, described above, will not be redeemable.

      Anti-takeover effect of undesignated preferred stock. With respect to the remaining authorized but undesignated shares of preferred stock, the VERITAS board of directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. This is because the terms of the preferred stock could conceivably prohibit consummation of any merger, reorganization, sale of substantially all of VERITAS’ assets or other extraordinary corporate transaction without approval of the outstanding shares of preferred stock. Thus, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of VERITAS.

Special Voting Stock

      As of August 31, 2003 there was one share of special voting stock outstanding. This share of special voting stock was issued pursuant to the acquisition of TeleBackup Systems Inc. by VERITAS in 1999, in which the holders of shares of TeleBackup Systems Inc. received Exchangeable Non-Voting Shares of TeleBackup Exchangeco Inc., a subsidiary of VERITAS. This share of special voting stock is held in trust for the benefit of the holders of the Exchangeable Non-Voting Shares. The holders of the special voting stock are not entitled to receive any dividends nor receive any assets of VERITAS upon liquidation. The special voting stock entitles the trustee to cast, in respect of each matter before the stockholders at any regular or special meeting, an aggregate number of votes equal to the number of exchangeable shares outstanding. The trustee votes the special voting stock in respect of each matter in proportion to the directions received from the holders of the exchangeable shares. The common stock and the special voting stock are voted as though they were a single class.

Delaware General Corporation Law Section 203

      We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner described below.

      The Section 203 restrictions do not apply if:

(1) the business combination or transaction is approved by our board of directors before the date the interested stockholder obtained such status,

(2) upon consummation of the transaction which resulted in the stockholder obtaining such status, the stockholder owned at least 85% of the shares of stock entitled to vote in the election of directors, the “voting stock.” The 85% calculation does not include those shares:

•	owned by directors who are also officers of the target corporation, and

•	held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer, or

(3) on or after the date the interested stockholder obtained such status, the business combination is approved by our board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Generally, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to VERITAS. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Charter and Bylaw Provisions

      Our charter and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders, as follows:

•	our board of directors is classified into three groups, with each group of directors to hold office for three years;

•	our stockholders are not entitled to cumulate votes for directors and may not take any action by written consent without a meeting; and

•	special meetings of our stockholders may be called only by our board of directors, by the chairman of the board or by our chief executive officer, and may not be called by our stockholders.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is Mellon Investor Services LLC.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following summary describes the material U.S. federal income tax consequences of the ownership of notes and the shares of common stock into which the notes may be converted, as of the date hereof. Except where noted, it deals only with notes and shares of common stock held as capital assets. This summary does not deal with special situations, such as

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) of notes or shares of common stock whose “functional currency” is not the U.S. dollar;

•	investors in pass-through entities;

•	alternative minimum tax consequences, if any; and

•	any state, local or foreign tax consequences.

      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

      If a partnership holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your tax advisors.

      If you are considering the purchase of notes, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

      As used herein, the term “U.S. holder” means a holder of notes or shares of common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation created or organized in or under the laws of the U.S. or any political subdivision of the U.S.;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      A “non-U.S. holder” is a beneficial owner of notes or shares of common stock that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations”, “passive foreign investment companies” and “foreign personal holding companies”. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Consequences to U.S. Holders

Registration of Notes

      The registration of the notes will not constitute a taxable event to holders. Consequently, (i) no gain or loss will be recognized by a holder upon such registration, (ii) the holding period of the registered note will include the holding period of the unregistered note and (iii) the basis of the registered note will be the same as the basis of the unregistered note immediately before the registration of such note.

Payment of Interest

      Stated interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your usual method of accounting for tax purposes.

Market Discount

      If you purchase a note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless the difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment, other than qualified stated interest, on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that you have not previously included in income and you are treated as having accrued on the note at the time of its payment or disposition. In addition, you may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note. In certain circumstances, you may elect, on a bond-by-bond basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisor before making this election. Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue on a constant interest method. Your election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the note, applies only to that note, and may not be revoked. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service, or IRS. You should consult your own tax advisor before making either election described in this paragraph.

Amortizable Bond Premium

      If you purchase a note for an amount in excess of the sum of all amounts payable on the note after the purchase date other than qualified stated interest, you will be considered to have purchased the note at a “premium.” You generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the note. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

Constructive Dividend

      The conversion rate of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of notes will be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code.

Sale, Exchange, Redemption, or other Disposition of Notes

      Except as provided below under “— Exchange of Notes into Common Stock, Cash or a Combination Thereof” you will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note equal to the difference between the amount realized (less accrued interest which will be taxable as such) upon the sale, exchange, redemption or other disposition and your adjusted tax basis in the note. Your tax basis in a note will generally be equal to the amount you paid for the note. Except as described above under “— Market Discount”, any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If you are an individual and have held the note for more than one year, such capital gain will be subject to reduced rates of taxation. Your ability to deduct capital losses may be limited.

Exchange of Notes into Common Stock, Cash or a Combination Thereof

      We intend to take the position that neither gain nor loss will be recognized by holders on the exchange of notes into shares of common stock upon conversion or repurchase, except to the extent of cash received, if any, including any cash received in lieu of a fractional share and except to the extent of amounts received with respect to accrued interest, which will be taxable as such. If you receive solely cash in exchange for your notes upon conversion or repurchase, your gain or loss will be determined in the same manner as if you disposed of the notes in a taxable disposition (as described above under “— Sale, Exchange, Redemption or other Disposition of Notes”). If a combination of cash and stock is received in exchange for your notes upon conversion or repurchase, we intend to take the position that gain, but not loss, will be recognized equal to the excess of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such, and cash in lieu of a fractional share) over your adjusted tax basis in the note, but in no event should the gain recognized exceed the amount of cash received. The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share will be equal to the difference between the amount of cash you receive in respect of the fractional share and the portion of your adjusted tax basis in the note that is allocable to the fractional share.

      The tax basis of the shares of common stock received upon a conversion or repurchase (other than common stock attributable to accrued interest, the tax basis of which will equal its fair market value) will equal the adjusted tax basis of the note that was converted or repurchased (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Your holding period for shares of common stock will include the period during which you held the notes except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of receipt.

      You should consult your tax advisors regarding the tax treatment of the receipt of cash and stock in exchange for notes upon conversion or repurchase and the ownership of our common stock.

Information Reporting and Backup Withholding

      Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to you unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to those payments if you fail to provide your taxpayer identification number, or certification of foreign or other exempt status, or if you fail to report in full interest and dividend income.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Consequences to Non-U.S. Holders

Payments of Interest

      The 30% U.S. federal withholding tax will not apply to any payment to you of interest on a note under the “portfolio interest rule” provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code;

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an Internal Revenue Service Form W-8BEN (or successor form)) or (b) you hold your notes through certain foreign intermediaries or certain foreign partnerships, and you satisfy the certification requirements of applicable Treasury regulations. Special rules apply to non-U.S. holders that are pass-through entities.

      If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (2) Internal Revenue Service Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S.

      If you are engaged in a trade or business in the U.S. and interest on the notes is effectively connected with the conduct of that trade or business then, although exempt from the withholding tax discussed above, you will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

Payments of Dividends

      Any dividends paid to you with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, including, without limitation, adjustments in respect of taxable dividends to holders of our common stock, see “— Constructive Dividend above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the U.S. and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale, Exchange, Redemption or Other Disposition of Notes or Shares of Common Stock

      Any gain realized upon the sale, exchange, redemption or other disposition of a note or share of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the U.S.;

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

      We believe that we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Tax

      Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest rule” described above under “— Payments of Interest” without regard to the statement requirement described in the last bullet point and, at the time of your death, payments with respect to the note would not have been effectively connected with the conduct by you of a trade or business in the U.S. However, shares of common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      We must report annually to the Internal Revenue Service and to you the amount of interest and dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

      In general, you will not be subject to backup withholding with respect to payments of interest or dividends that we make to you, provided the statement described above in the last bullet point under “Consequences to Non-U.S. Holders — Payments of Interest” has been received (and we do not have actual knowledge or reason to know that you are a U.S. person that is not an exempt recipient).

      In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received (and we do not have actual knowledge or reason to know that you are a U.S. person that is not an exempt recipient) or you otherwise establish an exemption.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

SELLING SECURITY HOLDERS

      We originally issued the notes to the initial purchasers of the notes in a private placement in August 2003. The notes were resold by the initial purchasers to qualified institutional buyers under Rule 144A of the Securities Act. Selling security holders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

      The following table sets forth information as of September 29, 2003 about the principal amount of notes and the common stock issuable upon conversion of notes beneficially owned by each selling security holder that may be offered using this prospectus. We prepared the table set forth below based on the information supplied to us by the selling security holders named in the table.

      Unless otherwise described below, to our knowledge, no selling security holder nor any of its affiliates has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

      A selling security holder may offer all or some portion of the notes and shares of common stock issuable upon conversion of the notes from time to time. Accordingly, no estimate can be given as to the amount or percentage of notes or shares that will be held by the selling security holders upon termination of any particular offering. See “Plan of Distribution.” In addition, the selling security holders identified below may have sold, transferred or disposed of all or a portion of their notes or common stock since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

	Principal
	Amount of		Number of
	Notes		Shares of	Percentage
	Beneficially	Percentage	Common	of Common
	Owned That	of Notes	Stock That	Stock
Name of Selling Security Holder	May Be Sold	Outstanding	May Be Sold(1)	Outstanding(2)

Achmea P&L Re CPV	$300,000	*	6,504	*
American AAdvantage Fund	200,000	*	4,336	*
Argent Classic Convertible Arbitrage Fund L.P.	2,700,000	*	58,536	*
Argent LowLev Convertible Arbitrage Fund LLC	1,700,000	*	36,856	*
Aventis Pension Master Trust	265,000	*	5,745	*
Barclays Global Investors Diversified Alpha Plus Funds c/o Forest Investment Management LLC	92,000	*	1,994	*
Beamtenversicherungskasse des Kantons Zurich	4,200,000	*	91,056	*
Bear, Stearns &. Co. Inc.	3,000,000	*	65,040	*
Bernische Lehrerversicherungskasse	450,000	*	9,756	*
Boilermaker — Blacksmith Pension Trust	1,465,000	*	31,761	*
CALAMOS® Convertible Growth and Income Fund — CALAMOS® Investment Trust	20,000,000	3.85%	433,604	*
CALAMOS® Convertible Portfolio — CALAMOS® Advisors Trust	185,000	*	4,010	*
CALAMOS® Global Convertible Fund — CALAMOS® Investment Trust	500,000	*	10,840	*
CEMEX Pension Plan	130,000	*	2,818	*
City of Knoxville Pension System	315,000	*	6,829	*
DBAG LONDON	50,000,000	9.62%	1,084,010	*
Delta Airlines Master Trust	1,280,000	*	27,750	*
Delta Pilots Disability and Survivorship Trust	420,000	*	9,105	*
Deutsche Bank Securities Inc.	12,813,000	2.46%	277,788	*
Dorinco Reinsurance Company	800,000	*	17,344	*
F&C Global Convertible Bond	100,000	*	2,168	*
Fore Convertible Master Fund LTD	1,124,000	*	24,368	*

	Principal
	Amount of		Number of
	Notes		Shares of	Percentage
	Beneficially	Percentage	Common	of Common
	Owned That	of Notes	Stock That	Stock
Name of Selling Security Holder	May Be Sold	Outstanding	May Be Sold(1)	Outstanding(2)

Forest Fulcrum Fund LP	330,000	*	7,154	*
Forest Global Convertible Fund, Ltd., Class A-5	904,000	*	19,598	*
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	235,000	*	5,094	*
Gemini Sammelstiftung zur Foerderung der Personalvorsorge	160,000	*	3,468	*
General Motors Welfare Benefit Trust	1,000,000	*	21,680	*
Genesys Regional Medical Center	160,000	*	3,468	*
GLG Market Neutral Fund	25,000,000	4.81%	542,005	*
Guggenheim Portfolio Company VIII, LLC	281,000	*	6,092	*
Jefferies Umbrella Fund Global Convertible Bond	1,050,000	*	22,764	*
Jefferies Umbrella Fund US Convertible Bond	150,000	*	3,252	*
Kettering Medical Center Funded Depreciation Account	80,000	*	1,734	*
Knoxville Utilities Board Retirement System	135,000	*	2,926	*
LLT Limited	87,000	*	1,886	*
Louisiana Workers’ Compensation Corporation	365,000	*	7,913	*
Lyxor Master Fund	900,000	*	19,512	*
Lyxor/Forest Fund Ltd. c/o Forest Investment Management LLC	523,000	*	11,338	*
Macomb County Employees’ Retirement System	310,000	*	6,720	*
Man Convertible Bond Master Fund, Ltd.	2,500,000	*	54,200	*
Man Mac 1 Limited	281,000	*	753	*
Merrill Lynch International Limited	54,000,000	10.38%	1,170,730	*
MFS Total Return Fund, a series of Trust V	1,320,000	*	28,617	*
Munson Medical Center Retirement Plan	70,000	*	1,517	*
Munson2 Healthcare Board Designated Operating Fund	55,000	*	1,192	*
North Slope Borough	425,000	*	9,214	*
Oakwood Assurance Company	50,000	*	1,084	*
Oakwood Healthcare Inc. — OHP	13,000	*	281	*
Oakwood Healthcare Inc. (Pension)	160,000	*	3,468	*
Oakwood Healthcare Inc. Endowment	7,000	*	151	*
Oakwood Healthcare Inc. Funded Depreciation	85,000	*	1,842	*
OZ Convertible Master Fund, Ltd.	535,000	*	11,598	*
OZ MAC 13 Ltd.	185,000	*	4,010	*
OZ Master Fund, Ltd.	6,780,000	1.30%	146,991	*

	Principal
	Amount of		Number of
	Notes		Shares of	Percentage
	Beneficially	Percentage	Common	of Common
	Owned That	of Notes	Stock That	Stock
Name of Selling Security Holder	May Be Sold	Outstanding	May Be Sold(1)	Outstanding(2)

Pacific Life Insurance Company	500,000	*	10,840	*
Pensionskasse der Antalis AG	60,000	*	1,300	*
Pensionskasse der Ems-Chemie AG	80,000	*	1,734	*
Pensionskasse Der Ems-Dottikon AG	120,000	*	2,601	*
Pensionskasse der Rockwell Automation AG	80,000	*	1,734	*
Pensionskasse Pluess-Staufer AG	70,000	*	1,517	*
Pensionskasse Vantico	110,000	*	2,384	*
Peoples Benefit Life Insurance Company TEAMSTERS	3,000,000	*	65,040	*
Personalfuersorgestiftung der Gebaeudeversicherung des Kantons Bern	240,000	*	5,203	*
Personalvorsorge der PV Promea	150,000	*	3,252	*
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	670,000	*	14,525	*
Prisma Foundation	75,000	*	1,626	*
PVF Nederland	1,650,000	*	35,772	*
Quattro Fund Limited	3,200,000	*	69,376	*
Relay 11 Holdings Co. c/o Forest Investment Management LLC	61,000	*	1,322	*
S.A.C. Capital Associates, LLC(3)	3,000,000	*	65,040	*
Sagamore Hill Hub Fund Ltd.(4)	17,000	*	368	*
Salomon Brothers Asset Management	5,000,000	*	108,401	*
SCI Endowment Care Common Trust Fund — First Union	36,000	*	780	*
SCI Endowment Care Common Trust Fund — National Fiduciary Services	170,000	*	3,685	*
SCI Endowment Care Common Trust Fund — Suntrust	85,000	*	1,842	*
Sphinx Convertible Arbitrage SPC c/o Forest Investment Management LLC	31,000	*	672	*
SPT	1,350,000	*	29,268	*
St. Albans Partners Ltd.	3,000,000	*	65,040	*
St. Thomas Trading, Ltd.	7,500,000	1.44%	162,601	*
Stichting Benraestakpensioenenos voor het Horecabeor	150,000	*	3,252	*
Sunrise Partners Limited Partnership	2,500,000	*	54,200	*
TD Securities (USA) INC.	2,814,000	*	61,008	*
The California Wellness Foundation	435,000	*	9,396	*
The Cockrell Foundation	70,000	*	1,517	*
The Dow Chemical Company Employees’ Retirement Plan	2,710,000	*	58,753	*
The Foundren Foundation	155,000	*	3,360	*

	Principal
	Amount of		Number of
	Notes		Shares of	Percentage
	Beneficially	Percentage	Common	of Common
	Owned That	of Notes	Stock That	Stock
Name of Selling Security Holder	May Be Sold	Outstanding	May Be Sold(1)	Outstanding(2)

UBS AG London Branch	42,500,000	8.17%	921,408	*
Union Carbide Retirement Account	1,250,000	*	27,100	*
United Food and Commercial Workers Local 1262 and Employers Pension Fund	650,000	*	14,092	*
Univar USA Inc. Retirement Plan	315,000	*	6,829	*
Univest Convertible Arbitrage Fund Ltd. c/o Forest Investment Management LLC	46,000	*	997	*
Value Line Convertible Fund, INC.	200,000	*	4,336	*
Wachovia Bank National Association	48,350,000	9.30%	1,048,237	*
White River Securities L.L.C.	3,000,000	*	65,040	*
Xavex Convertible Arbitrage 10 Fund	800,000	*	17,344	*
Xavex Convertible Arbitrage 2 Fund	600,000	*	13,008	*
Xavex Convertible Arbitrage 4 Fund c/o Forest Investment Management LLC	48,000	*	1,040	*
Yield Strategies Fund I, L.P.	1,000,000	*	21,680	*
Zuger Kulturstiftung Landis & Gyr	80,000	*	1,734	*
Zurich Institutional Benchmark Management	800,000	*	17,344	*
Zurich Institutional Benchmark Master Fund LTD	200,000	*	4,336	*
Zurich Institutional Benchmarks Master Fund Ltd. c/o Forest Investment Management LLC	143,000	*	3,100	*
Any other holder of notes or future transferee, pledge, donee or successor of any holder(5)	180,754,000	34.76%	3,918,782	*
Total:	$520,000,000	100%	11,273,704	2.42%

*	Less than 1%.

(1)	Assumes conversion of all of the notes at a conversion rate of 21.6802 shares of common stock per $1,000 of notes. This conversion rate, however, is subject to adjustment as described under the section captioned “Description of Notes” in this prospectus. Accordingly, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d) of the Exchange Act, using 454,174,658 shares of common stock outstanding as of August 31, 2003. In calculating this amount for holders of notes, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. We did not, however, assume the conversion of any other holder’s notes. Except as otherwise indicated, to our knowledge, none of the selling holders of notes beneficially owns any of our common stock other than the shares of common stock issuable upon conversion of the notes.

(3)	S.A.C. Capital Associates, LLC or its affiliates own 59,319 shares of our common stock that is not being registered hereby.

(4)	Sagamore Hill Hub Fund Ltd. or its affiliates own 4,200 shares of our common stock that is not being registered hereby.

(5)	Information regarding other selling security holders will be set forth in prospectus supplements, if required.

PLAN OF DISTRIBUTION

      The notes and the common stock into which the notes are convertible are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the notes or the common stock by selling security holders.

      The selling security holders, including their pledgees or donees, may sell the notes and the common stock directly to purchasers or through underwriters, broker-dealers or agents. If the notes or the common stock are sold through underwriters or broker-dealers, the selling security holder will be responsible for underwriting discounts or commissions or agent’s commissions. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The notes and the common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market; or

•	through the writing of options.

      In connection with sales of the notes and the common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes and the common stock in the course of hedging the positions they assume. The selling security holders may also sell short the notes and the common stock and deliver the notes or the common stock to close out short positions, or loan or pledge the notes or the common stock to broker-dealers that in turn may sell the securities.

      The aggregate proceeds to the selling security holders from the sale of the notes or common stock offered by them hereby will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents.

      In order to comply with the securities laws of some states, if applicable, the notes and common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling security holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. They may also be subject to certain statutory liabilities, including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

      We are not aware of any plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock by the selling security holders. We do not assure you that the selling security holders will sell any or all of the notes and the common stock offered by them pursuant to this prospectus. In addition, we do not assure you that any selling security holder will not transfer, devise or gift the notes and the common stock by other means not described in this prospectus. Moreover, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      Our common stock is quoted on the Nasdaq National Market under the symbol “VRTS.” We do not intend to apply for listing of the notes on any securities exchange or other stock market. Accordingly, we give you no assurance as to the development of liquidity or any trading market for the notes. See “Risk Factors — There is no public market for the notes.”

      To the extent required, the specific notes or common stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement.

      We entered into a registration rights agreement for the benefit of the holders of the notes and the common stock issuable upon conversion of notes to register their notes and common stock under applicable securities laws under specific circumstances and at specific times. This registration rights agreements provides for cross-indemnification of the selling security holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses payable by us (other than underwriting discounts and selling commissions) in connection with the registration and sale of the notes and the common stock covered by this prospectus. We estimate that the expenses for which we will be responsible in connection with this offering will be approximately $600,000.

LEGAL MATTERS

      The validity of the issuance of our securities offered by this prospectus will be passed upon for VERITAS Software Corporation by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

      The consolidated financial statements and schedule of VERITAS Software Corporation as of December 31, 2002 and 2001, and for each of the years in the two-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The audit report covering the December 31, 2002 and 2001 consolidated financial statements of VERITAS Software Corporation contains an explanatory paragraph that refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, and to a restatement of the consolidated financial statements as of and for the year ended December 31, 2001.

      The consolidated financial statements of VERITAS Software Corporation for the year ended December 31, 2000 appearing in VERITAS Software Corporation’s Annual Report (Form 10-K), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report (which contains an explanatory paragraph referencing a restatement as described in Note 20 to the consolidated financial statements) thereon included therein and incorporated herein by reference. Such consolidated financial statements (as restated) are incorporated herein by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

      VERITAS estimates that the expenses payable by it in connection with the offerings described in this Registration Statement will be as follows:

Registration fee	$42,068
Printing and engraving expenses	$50,000
Accounting fees and expenses	$237,000
Legal fees and expenses	$250,000
Trustee and transfer agent fees and expenses	$15,000
Rating agency fees and expenses	—
Miscellaneous expenses	$5,932

Total	$600,000

Item 15.     Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our amended and restated certificate of incorporation and our amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We have also entered into agreements with our directors and executive officers that require us among other things to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent permitted by Delaware law. We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities including liabilities under the Securities Act.

Item 16.     Exhibits.

      See Exhibit Index.

Item 17.     Undertakings.

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 462(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of VERITAS’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mountain View, State of California, on September 30, 2003.

VERITAS SOFTWARE CORPORATION

By:	/s/ GARY L. BLOOM

Gary L. Bloom
Chairman of the Board, President and
Chief Executive Officer

Date: September 30, 2003

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary L. Bloom, Edwin J. Gillis and John F. Brigden, and each or any of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities to sign any and all amendments to this registration statement (including post-effective statements), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities and on the dates indicated:

Signature	Title	Date

/s/ GARY L. BLOOM Gary L. Bloom	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	September 30, 2003

/s/ EDWIN J. GILLIS Edwin J. Gillis	Chief Financial Officer (Principal Financial and Accounting Officer)	September 30, 2003

/s/ STEVEN D. BROOKS Steven D. Brooks	Director	September 26, 2003

/s/ MICHAEL A. BROWN Michael A. Brown	Director	September 30, 2003

Signature	Title	Date

/s/ MARK LESLIE Mark Leslie	Director	September 30, 2003

/s/ JOSEPH D. RIZZI Joseph D. Rizzi	Director	September 30, 2003

/s/ DAVID J. ROUX David J. Roux	Director	September 30, 2003

Geoffrey W. Squire	Director

/s/ CAROLYN M. TICKNOR Carolyn M. Ticknor	Director	September 26, 2003

V. Paul Unruh	Director

/s/ FRED VAN DEN BOSCH Fred van den Bosch	Director	September 28, 2003

EXHIBITS

Exhibit		Description

3	.01(1)	Amended and Restated Certificate of Incorporation of VERITAS
3	.02(1)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of VERITAS
3	.03(2)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of VERITAS
3	.04(3)	Amended and Restated Bylaws of VERITAS
4	.1(4)	Indenture, dated August 1, 2003, between VERITAS Software Corporation and U.S. Bank National Association, as Trustee.
4	.2(4)	Registration Rights Agreement, dated August 1, 2003, among Goldman, Sachs & Co., ABN AMRO Rothschild LLC and McDonald Investments Inc., and VERITAS Software Corporation.
5.1		Opinion of Simpson Thacher & Bartlett LLP.
12.1		Statement re: Computation of Ratios.
23.1		Independent Auditors’ Consent.
23.2		Consent of Independent Auditors.
23.3		Consent of Simpson Thacher & Bartlett LLP (included in Opinion filed as Exhibit 5.1).
24.1		Power of Attorney (included on signature page hereto).
25.1		Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank National Association, as Trustee under the Indenture.

(1)	Incorporated by reference to same exhibit filed with the Company’s Registration Statement on Form 8-A on June 2, 1999.

(2)	Incorporated by reference to Exhibit 4.03 filed with the Company’s Registration Statement on Form S-8 on June 2, 2000.

(3)	Incorporated by reference to same exhibit filed with the Company’s Registration Statement on Form S-4 on September 28, 2000.

(4)	Incorporated by reference to same exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003.